SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. 14)

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                        SIZELER PROPERTY INVESTORS, INC.
                        --------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $.0001 per share
                    ----------------------------------------
                         (Title of Class of Securities)

                                   830137-10-5
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             -----------------------

         Carolyn Tiffany                                   David J. Heymann
First Union Real Estate Equity and                    Post Heymann & Koffler LLP
      Mortgage Investments                            Two Jericho Plaza, Wing A
         7 Bulfinch Place                                      Suite 111
           Suite 500                                    Jericho, New York 11753
  Boston, Massachusetts 02114                               (516) 681-3636
        (617) 570-4614
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2005
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(continued on next page(s))                                          Page 1 of 4

CUSIP NO. 830137-10-5                13D/A
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1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      First Union Real Estate Equity and Mortgage Investments
      I.R.S. I.D. No. 34-6513657
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCES OF FUNDS*

      WC
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Ohio
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               7     SOLE VOTING POWER

                     1,380,300
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  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,380,300
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,380,300 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.6%
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14    TYPE OF REPORTING PERSON*

      OO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

      This Amendment No. 14 amends certain information contained in the Schedule 13Dfiled by First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"), with respect to its ownership interest in Sizeler Property Investors, Inc., as amended by Amendment No. 1 to Schedule 13D dated November 11, 2004, as further amended by Amendment No. 2 to Schedule 13D dated November 16, 2004, as further amended by Amendment No. 3 to Schedule 13D dated December 6, 2004, as further amended by Amendment No. 4 to Schedule 13D dated December 21, 2004, as further amended by Amendment No. 5 to Schedule 13D dated January 7, 2005, as further amended by Amendment No. 6 to Schedule 13D dated January 14, 2005, as further amended by Amendment No. 7 to Schedule 13D dated January 19, 2005, as further amended by Amendment No. 8 to Schedule 13D dated January 26, 2005, as further amended by Amendment No. 9 to Schedule 13D dated January 31, 2005, as further amended by Amendment No. 10 to Schedule 13D dated February 23, 2005, as further amended by Amendment No. 11 to Schedule 13D dated March 8, 2005, as further amended by Amendment No. 12 to Schedule 13D dated March 15, 2005, and as further amended by Amendment No. 13 to Schedule 13D dated March 16, 2005 (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is hereby amended as follows:

      First Union purchased an additional 50,000 Shares on March 16, 2005 and 20,000 Shares on March 17, 2005 for an aggregate purchase price of $833,250, which funds were provided from the working capital of First Union.

Item 5. Interest in Securities of the Issuer

      Item 5 is hereby amended and restated to read as follows:

      (a) As of the close of business on March 18, 2005, First Union directly owns 1,380,300 Shares representing 8.69% of the total outstanding Shares. The foregoing is based upon 16,045,000 Shares outstanding which represents the number of shares reported outstanding in the Issuer's most recently filed report on Form 10-K together with the 2,649,000 additional Shares issued on March 15, 2005.

      (b) First Union has the sole power to vote and dispose of 1,380,300 Shares owned by First Union.

      (c) Set forth below is a description of all transactions in Shares that were effected during the past sixty days by First Union and not previously reported. All such transactions were purchases effected by First Union on the open market.

      Date                         Number of Shares              Price Per Share
      March 17, 2005                    50,000                       $11.90
      March 18, 2005                    20,000                       $11.92

      (d) Not applicable

      (e) Not applicable

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2005                   FIRST UNION REAL ESTATE EQUITY AND
                                        MORTGAGE INVESTMENTS


                                        By: /s/ Peter Braverman
                                            ------------------------------------
                                            Peter Braverman
                                            President